

Mail Stop 3628

July 20, 2009

Via Facsimile (512-338-5499) and U.S. Mail

Derek L. Willis, Esq.
Wilson Sonsini Goodrich & Rosati
900 S. Capital of Texas Highway
Las Cimas IV, Fifth Floor
Austin, Texas 78746

RE: Active Power, Inc.
Schedule TO-I
Filed July 16, 2009
File No. 005-59961

Dear Mr. Willis:

      We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand the Company's disclosure. After reviewing this information, we may raise additional comments. All defined terms used in this letter have the same meaning as in the filing listed above, unless otherwise indicated.

      The purpose of our review process is to assist the Company in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I
Offer to Exchange

Conditions of the Offer, page 35

1.   We note the condition described in the sixth bullet on page 36 point relating to "*any extraordinary or material adverse change in the United States financial markets generally,* including a decline of at least 10% in either the Dow Jones Industrial Average, the NYSE Index…*" (emphasis added). We do not object to the imposition of conditions

in a tender offer provided that they are not within the direct or indirect control of the bidder and are specific and capable of objective verification when satisfied. While the reference to the 10% percentage decrease satisfies our concerns, the balance of this condition does not allow for objective verification. Please revise accordingly.

Miscellaneous, page 52

2.   We note the disclosure in the first paragraph. If this language is intended to apply to holders of options located outside the United States, please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. If you are relying on the global exemptive order applicable to employee stock option exchanges to exclude from participation in the Offer to Exchange some employees located outside the United States, please be advised that exemptive relief is premised on the compensatory reasons for the exclusion of such employees. Accordingly, please explain the reasons for any exclusions of participants residing outside of the U.S. or advise as to how the company is complying with the all-holders provision in Rule 13e-4(f)(8).

*   *   *

As appropriate, please amend the filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with the amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amended filing and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of the filing or in response to our comments on the filing.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions